UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36413

ENABLE MIDSTREAM PARTNERS, LP

(Exact name of registrant as specified in its charter)

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma 72102

(405) 525-7788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

3.900% Senior Notes due 2024

5.000% Senior Notes due 2044

4.400% Senior Notes due 2027

4.950% Senior Notes due 2028

4.150% Senior Notes due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partner Interests: One

3.900% Senior Notes due 2024: 63

5.000% Senior Notes due 2044: 66

4.400% Senior Notes due 2027: 73

4.950% Senior Notes due 2028: 69

4.150% Senior Notes due 2029: 64

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Enable Midstream Partners, LP By: Enable GP, LLC, its general partner

Date: December 30, 2021	By:	/s/ Bradford D. Whitehurst
	Name:	Bradford D. Whitehurst
	Title:	Chief Financial Officer